UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER: 000-52679

NOTIFICATION OF LATE FILING	CUSIP NUMBER: G2112B109

(Check One):	☐ Form 10-K	☒Form 20-F	☐Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I - REGISTRANT INFORMATION
SI MEI TE FOOD LIMITED.
Full Name of Registrant
N/A.
Former Name if Applicable
No. 8, Wuzhixi Huafeng Industrial Zone
Address of Principal Executive Office (Street and Number):
HeNan Province, Peoples Republic of China
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Annual Report on Form 20-F, for the fiscal year ended December 31, 2009 (the “Form 20-F”), due to an unanticipated delay in connection with its preparation, review and filing.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Man Hon Yun	011-86	137 0101 9965
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒ No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made. See Attachment

SI MEI TE FOOD LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 1, 2010	By:	/s/ Man Hon Yun
Name: Man Hon Yun
Title: Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment
to
Form 12b-25
by
Si Mei Te Food Limited

Based on preliminary unaudited results of operations, the Registrant anticipates that it will report an increase in sales to $219 million for the year ended December 31, 2009, from $175 million for 2008, due to increase of both sales volume and selling price during 2009.  The Registrant is currently unable to provide an estimate of its net income for 2009 because it is currently accessing the impact of the June 2009 acquisition of all of the outstanding securities of Gliston International Limited (“Gliston”), the parent company of HeNan Smart Food Company Limited.  Based on preliminary unaudited results of operations, the Registrant anticipates that net income of Gliston for 2009 will be approximately $30 million, compared to $22 million for 2008.
.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” and similar expressions. These statements reflect the Registrant’s current expectations and are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2009 and the amounts to be reported therein. The Registrant’s actual decisions, performance, and results may differ materially.